Effective August 31, 2001, the Strong Technology 100 Fund acquired, through a non-taxable exchange, substantially all of the net assets of Strong
Internet Fund.

Effective December 27, 2001, the Class L shares of Strong Advisor Mid Cap Growth Fund were re-designated and merged into the Class A shares of Strong Advisor Mid Cap Growth Fund.

Effective December 27, 2001, the Class L shares of Strong Advisor Small Cap Value Fund were re-designated and merged into the Class A shares of Strong Advisor Small Cap Value Fund.